

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2013

Via E-Mail
Mr. Kranti Kumar Kotni
Axiom Corp.
Enterprise Road, Industrial Area
P.O. Box 49000-00100
Nairobi, Kenya

> **Re:** **Axiom Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 21, 2013**
> **File No. 333-186078**

Dear Mr. Kotni:

We have reviewed your registration statement and have the following comments.

Table of Contents, page 5

1. We note your response to comment six in our letter dated February 12, 2013. Please revise to include in the Table of Contents "the Disclosure of Commission Position on Indemnification for Securities Act Liabilities". Please also update the Table of Contents to include the correct page numbers.

Prospectus Summary, page 7
Recent Developments, page 8

2. We note your response to comment nine in our letter dated February 12, 2013. We note disclosure of your agreement with Century Pillar. Please file this agreement with your next amendment and include the agreement in your exhibit index since this appears to be a material agreement.

Consulting and Development, page 36

3. We note your response to comment 18 in our letter dated February 12, 2013. Please revise this section to clearly describe the role of the two development consultants you plan to hire on a full time basis.

<u>Financial Statements for the Period Ended November 30, 2012, page F-1</u>

<u>Consolidated Statement of Cash Flows, page F-3</u>

4. Please present your statement of cash flows for the period from April 2, 2012 (date of inception) to November 30, 2012, rather than August 31, 2012, alongside your statement of cash flows for the three months ended November 30, 2012.

You may contact Jeff Gordon, Staff Accountant at (202) 551-3866 or, in his absence, Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: <u>Via E-Mail</u>
        Gregg Jaclin, Esq.